FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 26, 2012

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Second Quarter 2012 Results

Buenos Aires, July 26, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the second quarter ended June 30, 2012.

Net income for 2012 second quarter is a P$147 million gain, accounting for a P$77 million improvement compared to the P$70 million gain in 2011 second quarter.

Petrobras Argentina’s net income for 2012 first semester is a P$291 million gain. Net income for 2011 first semester was P$742 million, including after-tax gain of P$706 million attributable to discontinued operations.

Income Statement

Net sales

Gross Profit

Equity in earnings of affiliates

Operating Income

Financial income (expense) and holding gains (losses)

Balance Sheet

Cash Flow Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IIQ 12	 IIQ 11	(Six-Months Period) Jun-12	 Jun-11
Net Result	159	70	303	742
Equity in earnings of affiliates	21	(57)	77	(72)
Financial income and holding gains, net	(78)	(54)	(118)	(62)
Depreciation of property, plant and equipment	392	279	746	528
Income tax	158	34	235	80
Income tax paid	(51)	(1)	(52)	(1)
Accrued interest	44	52	92	119
Interest paid	(90)	(85)	(91)	(121)
Dividends Collected	7	347	13	365
Impairment of Assets (Ecuador)	61	-	61	209
Sale of equity interest	-	-	-	(706)
Others	100	316	330	(209)
	723	901	1,596	872
Acquisition of property, plant and equipment	(1,417)	(369)	(1,933)	(777)
Loans payment	(8)	(1,239)	(8)	(1,441)
Loans	9	14	1	7
Others	129	849	183	780
Effect of exchange rate change	26	20	37	52
Decrease (increase) in cash	(538)	176	(124)	(507)
Cash and cash equivalents at beginning	1,606	1,430	1,192	2,113
Cash and cash equivalents at end	1,068	1,606	1,068	1,606

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

- In 2012 quarter net sales increased P$542 million to P$1,442 million.

Oil sales totaled P$1,163 million in 2012 quarter and P$722 million in 2011 quarter. Consolidation of Petrolera Entre Lomas S.A.’s operations as from June 1, 2012 resulted in the recognition of P$112 million sales in 2012 quarter. Excluding these effects, oil sales increased P$329 million to P$1,051 million, mainly as a result of an improvement in average sales prices and, to a lesser extent, a growth in sales volumes. The rise in sales volumes is basically attributable to increased production from the Neuquén basin as a consequence of the good results from the drilling campaign and, to a lesser extent, the start of operations of a crude oil treatment plant in the Austral basin, which facts allowed to reverse the effect of the natural decline of mature fields in Argentina.

Gas sales totaled P$268 million in 2012 quarter and P$170 million in 2011 quarter. Consolidation of Petrolera Entre Lomas S.A.’s operations as from June 1, 2012 resulted in the recognition of P$8 million sales in 2012 quarter. Excluding these effects, gas sales increased P$90 million to P$260 million, mainly as a result of an improvement in average sales prices and, to a lesser extent, an increase in sales volumes. The rise in sales volumes is attributable to the start of production of non-conventional gas wells in the Neuquén basin.

- Gross profit totaled P$490 million in 2012 quarter and P$229 million in 2011 quarter. Gross profit in 2012 quarter was P$54 million as a result of the consolidation of Petrolera Entre Lomas S.A.’s operations. Excluding these effects, gross profit in 2012 quarter increased P$207 million to P$436 million and margin on sales grew to 33% in 2012 quarter from 25.4% in 2011 quarter. This improvement is primarily attributable to the rise in average sales prices and, to a lesser extent, the increase in sales volumes of oil equivalent. These effects were partially offset by an increase in the lifting cost.

Refining and Distribution

- In 2012 quarter, sales decreased P$107 million to P$1,695 million, mainly as a result of lower sales volumes, partly offset by a partial recovery in refined product prices and a rise in oil sales.

In 2012 quarter, total sales volumes of refined products dropped 32.8% to 493.9 thousand cubic meters, mainly due to the sale of San Lorenzo Refinery and the associated fuel sales network on May 2, 2011 and the transfer of the catalytic reformer plant to the Petrochemicals segment, which accounted for P$157 million sales in 2011 quarter.

Crude oil sales to third parties increased P$15 million and are attributable to an improvement in average sales prices, in line with international reference prices, partially offset by a decline in sales volumes.

- Gross profit totaled P$139 million in both quarters and margin on sales was 8.2% in 2012 quarter and 7.7% in 2011 quarter.

Petrochemicals

- Net sales rose P$233 million to P$677 million in 2012 quarter from P$330 million in 2011 quarter, of which P$230 million are attributable to sales by the catalytic reformer plant, which were shown in the Refining and Distribution segment in 2011 quarter.

Styrenic products sales revenues in Argentina improved P$3 million to P$447 million, mainly as a result of a 18.6% rise in average sales prices that allowed to offset the 15.1% drop in sales volumes since in 2011 second quarter sales volumes strongly recovered when operations returned to normal after the labor strikes in 2011 first quarter that affected production and delivery.

- Gross profit totaled P$62 million in both quarters and margin on sales dropped to 9.2% in 2012 quarter from 14% in 2011 quarter. The gross margin decrease is mainly attributable to the incorporation of the catalytic reformer plant operations, with very low contribution margins due to the negative effects derived from the plant shutdown in 2012 first quarter, which resulted in imports of certain supplies at international prices, at values well above domestic production costs.

Gas and Energy

Marketing and Transportation of Gas

- In 2012 quarter, sales revenues increased P$72 million to P$364 million, mainly as a consequence of an improvement in revenues from gas sales.

Revenues from gas sales increased P$77 million to P$281 million in 2012 quarter, mainly due to an improvement in average sales prices. Sales volumes were similar in both quarters and amounted to 304 million cubic feet per day in 2012 quarter and 308 million cubic feet per day in 2011 quarter.

Revenues from liquid fuel sales totaled P$79 million in 2012 quarter and P$87 million in 2011 quarter, as a consequence of a drop in sales volumes, partially offset by improved average sales prices as a result of a recovery in international prices.

- Gross profit reflected a loss of P$6 million in 2012 quarter compared to a gain of P$21 million in 2011 quarter, mainly due to an increased percentage of gas sales to the residential sector, with significantly lower sales margins.

Electricity Generation

- In 2012 quarter, net sales for electricity generation increased P$98 million to P$399 million, mainly due to an improvement in sales volumes, partially offset by a decline in average sales prices.

Net sales attributable to Genelba Power Plant increased P$78 million to P$236 million in 2012 quarter. The rise in sales is primarily attributable to the increase in sales volumes to 1,425 GWh in 2012 quarter from 671 GWh in 2011 quarter, as a consequence of a schedule shutdown for maintenance works in 2011 quarter. Average sales prices dropped 14.6% to P$143.9 per MWh in 2012 quarter from P$168.4 per Mwh in 2011 quarter, mainly because recognition in operation and maintenance costs and power price was reduced as a result of the expiration of the Generators Agreement.

Net sales attributable to Genelba Plus Power Plant rose P$18 million to P$128 million in 2012 quarter, basically as a consequence of an improvement in average sales prices and an increase in energy sold under contracts from 170 Gwh in 2011 quarter to 215 Gwh in 2012 quarter.

Net sales attributable to Pichi Picún Leufú totaled P$32 million in 2012 quarter and P$33 million in 2011 quarter. Energy sales totaled 230 GWh in 2012 quarter and 232 GWh in 2011 quarter. Average sales prices were similar in both quarters, nearing P$140 per MWh.

- Gross profit declined P$6 million to P$63 million in 2012 quarter, basically due to the cap spot price for energy, the increase in Genelba and Genelba Plus Power Plants dollar-denominated costs and the effects of the expiration of the Generators Agreement which had a positive impact on Genelba Power Plant’s results

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 07/26/2012

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney